                                                             DILLARDS INC

                                         Filing Type:  SC 13G
                                         Description:  Statement of Beneficial Ownership
                                         Filing Date:  Feb  7, 2002
                                          Period End:  N/A

                                    Primary Exchange:  New York Stock Exchange
                                              Ticker:  DDS

                                                           Table of Contents

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                                                                SC 13G

SC 13G..........................................................................................1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DILLARD'S, INC.
Name of Issuer

Class A Common
Title of Class of Securities

254067101
CUSIP Number

Date of Event Which Requires filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         (X)      Rule 13d-1(b)

         ( )      Rule 13d-1(c)

         ( )      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254067101

1)       NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

         Dillard's, Inc. Retirement Trust    71-0512766

2)       MEMBER OF A GROUP:          (a) N/A
                                     (b) N/A

3)       SEC USE ONLY:

4)       PLACE OF ORGANIZATION: Delaware

                        5)    Sole Voting Power:                                          10,337,250

      NUMBER OF         6)    Shared Voting Power:                                                0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH           7)    Sole Dispositive Power:                                             0
      REPORTING
        PERSON
         WITH
                        8)    Shared Dispositive Power:                                   10,337,250

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:                                                   10,337,250

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:                                      Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       12.91%

12) TYPE OF REPORTING PERSON:                                                                  EP

ITEM 1(a). NAME OF ISSUER:

         DILLARD'S INCORPORATED

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

         DILLARD'S, INC.
         1600 Cantrell Road
         Little Rock, AR 72201

ITEM 2(a). NAME OF PERSON FILING:

         Dillard's, Inc. Retirement Trust

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         DILLARD'S, INC.
         1600 Cantrell Road
         Little Rock, AR 72201

ITEM 2(c). CITIZENSHIP:

         Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         Class A Common Stock

ITEM 2(e). CUSIP NUMBER:

         254067101

ITEM 3.

The Person filing this statement is an Employee Benefit Plan which is subject to the provision of the Employee Retirement Income
Security Act of 1974 in accordance with Section 240.13d-1(b)(ii)(F).

ITEM 4. OWNERSHIP:

(a)       Number of Shares Beneficially Owned:                                            10,337,250
(b)       Percent of Class:                                                                   12.91%
(c)       Powers:                                                                       No. of Shares
          Sole power to vote or
          to direct the vote                                                              10,337,250
          Shared power to vote or
          to direct the vote                                                                      0
          Sole power to dispose or
          to direct disposition                                                                   0
          Shared power to dispose
          or to direct disposition                                                        10,337,250

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

The reporting person is a trust for the Issuer's Employees' Retirement Plan

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE ULTIMATE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, the Dillard's, Inc. Retirement Trust
certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                               SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, The Dillard's, Inc. Retirement Trust certifies that
the information set forth in this statement is true, complete and correct.

                                                 THE DILLARD'S, INC. RETIREMENT TRUST

                                                         By:/S/ John Hawkins
                                            John Hawkins
                                            Administrator

Date:  02/07/2002
As of: 12/31/2001